Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated December 9, 2010)	Registration No. 333-170760

AUTHENTIDATE HOLDING CORP.

Common Stock

This Prospectus Supplement No. 2 supplements and amends the prospectus dated December 9, 2010 (the “Prospectus”), as supplemented and amended by that certain Prospectus Supplement No. 1 dated September 30, 2013 (the “Supplement”), that forms a part of our Registration Statement on Form S-3 (Registration No. 333-170760), relating to the to the offer and sale of up to 9,987,500 shares of our common stock by the selling stockholders listed on page 24 of the Prospectus, as amended by the Supplement, including their donees, pledgees, transferees or other successors-in-interest, which includes up to (i) an aggregate of 2,500,000 shares of common stock issued upon the conversion of the shares of Series C 15% Convertible Redeemable Preferred Stock that we sold to certain selling stockholders, (ii) an aggregate of 562,500 shares issued as dividends on the Series C 15% Convertible Redeemable Preferred Stock, and (iii) 3,125,000 shares of our common stock issuable upon the exercise of warrants. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus, the Supplement and this prospectus supplement. We will, however, receive the net proceeds of any warrants exercised for cash.

This prospectus supplement should be read in conjunction with the Prospectus and the Supplement. This prospectus supplement updates and supplements the information in the Prospectus and the Supplement. If there is any inconsistency between the information in the Prospectus, the Supplement and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the Supplement, including any amendments or supplements thereto. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus and Supplement. The share amounts and prices included herein give effect to the one-for-two reverse stock split of our common stock which became effective on August 31, 2012.

Our common stock is traded on the Nasdaq Capital Market under the trading symbol “ADAT.” On January 17, 2014, the last reported sale price of our common stock was $1.39 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference into the Prospectus under the heading “Risk Factors” contained on page 7 of the Prospectus, and under similar headings in the other documents that are filed after the date of the Prospectus and incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of the Prospectus, the Supplement or this prospectus supplement. Any representation to the contrary is a criminal offense.

We are filing this prospectus supplement to reflect the transfer by Freestone Advantage Partners, L.P. of a warrant and the 3,125 shares of common stock registered for such entity that are issuable upon exercise of such warrant, pursuant to the Prospectus, effective December 9, 2013, to Cranshire Capital Master Fund, Ltd. in the amount set forth below. The information in the following table is presented as of the date set forth below and supplements the information in the table appearing under the heading “Selling Stockholders” beginning on page 24 of the Prospectus, including any amendments or supplements thereto, to reflect the above-referenced transaction. This prospectus supplement does not impact any other selling stockholders set forth in the table appearing under the caption “Selling Stockholders” in the Prospectus, which we refer to herein as the Selling Stockholder Table. This information was provided by or on behalf of the selling security holders. The following table sets forth as to the Selling Stockholders listed below:

•	the number of shares of our common stock that the Selling Stockholder beneficially owned prior to offering for resale of any shares of our common stock listed herein;

•	the number of shares of our common stock that may be offered for resale for the Selling Stockholder’s accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the Selling Stockholder after the offering of the shares registered hereunder, assuming all of such shares are sold by the Selling Stockholder and that such person does not acquire any other shares of our common stock prior to the assumed sale of all of the resale shares.

The Selling Stockholder Table is hereby amended and supplemented by (i) amending the information pertaining to Cranshire Capital Master Fund, Ltd. and the shares held by such entity and amending the contents of the corresponding footnote to the Selling Stockholder Table to read as set forth below and (ii) deleting the reference therein to Freestone Advantage Partners, L.P. and the shares held by such entity.

			Shares of Common Stock to be Beneficially Owned After Offering (2)
Name of Selling Stockholder (1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number	Percentage
Cranshire Capital Master Fund, Ltd. (3)	2,148,857	1,312,500	836,357	2.1%

*	Less than 1%.
(1)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	Assumes the sale of all shares being offered in this prospectus. The percentages of shares owned after the offering is based on 38,327,292 shares of our common stock outstanding as of December 31, 2013. In calculating the ownership percentage for the selling stockholder, the shares of common stock issuable upon exercise of the warrants owned by such selling stockholder are included in the denominator of the shares outstanding for that selling stockholder.
(3)	Ownership is based upon information provided by Cranshire Capital Master Fund, Ltd. Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund. Shares owned by the listed holder consist of 2,148,857 shares which are issuable upon the exercise of warrants, of which 1,312,500 are covered by this prospectus supplement. CCA is also the investment manager for managed accounts for Freestone Advantage Partners II, LP (“Freestone II”), and CCA has voting control and investment discretion over securities held in the managed accounts for Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of an additional 3,572 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone II.

The date of this prospectus supplement is January 21, 2014

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